SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins STAR Award for Innovation in Enabling Customer Success in Professional Services, Dated December 3, 2013

99.2	Press Release: NICE Positioned as a Leading Workforce Optimization Vendor by Top Industry Analyst Firms, Dated December 10, 2013

99.3	Press Release: NICE Awarded ‘Best Intelligent Video Solution’ by Government Security News, Dated December 16, 2013

99.4	Press Release: NICE Actimize Recognized as Single “Category Leader” for Financial Crime Solutions by Chartis in 2014 RiskTech100® Rankings, Dated December 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel
Dated: January 8, 2014

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Wins STAR Award for Innovation in Enabling Customer Success in Professional Services, Dated December 3, 2013

99.2	Press Release: NICE Positioned as a Leading Workforce Optimization Vendor by Top Industry Analyst Firms, Dated December 10, 2013

99.3	Press Release: NICE Awarded ‘Best Intelligent Video Solution’ by Government Security News, Dated December 16, 2013

99.4	Press Release: NICE Actimize Recognized as Single “Category Leader” for Financial Crime Solutions by Chartis in 2014 RiskTech100® Rankings, Dated December 19, 2013